CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Sack Lunch Productions, Inc.

We consent to the inclusion in this Offering Statement of Sack Lunch Productions, Inc. (the “Company”) on Form 1-A/A of our report dated June 27, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Sack Lunch Productions, Inc. as of December 31, 2016 and 2015 and for the years then ended. We also consent to the reference of our Firm under the caption “interests of named experts and counsel” in such Offering Circular.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT

February 7, 2018